

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 23, 2009

<u>VIA U.S. Mail and Facsimile (973) 387-8513</u>

Joseph R. Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed January 9, 2009**
> **Form 10-Q for the fiscal quarter ended March 31, 2009**
> **File No. 000-10176**

Dear Mr. Bellantoni:

We have reviewed your response dated June 4, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Form 10-K for the fiscal year ended September 30, 2008 (filed as correspondence)

Management's Report on Internal Controls over Financial Reporting, page 17

1.   We reissue prior comment 2. While we note your discussion on page 20, the description of the material weaknesses focuses on the nature of the restatements rather than the underlying material weaknesses. Please revise to clearly disclose the material weakness that resulted in the restatement of your financial statements, similar to your discussion under bullet point 3 for inadequate procedures to properly record debt. Refer to Rule 1.02 of Regulation S-X and PCAOB Auditing Standard No. 5.

Draft Form 10-Q/A for the fiscal quarter ended March 31, 2008 and June 30, 2008 (filed as correspondence)

Note 3. Restatement and Correction of Error of Previously Issued Financial Statement, page 9

2.   We reference your response to prior comment 7. In your amended Forms 10-Q, please clarify that the $1,562,835 expense was previously recorded in the fiscal quarter ended September 30, 2008 and not when the fully vested options were granted in February 2008.

Draft Form 10-Q/A for the fiscal quarter ended December 31, 2008 (filed as correspondence)

Note 3. Restatement and Correction of Error of Previously Issued Financial Statement, page 9

Balance Sheet components of restatement data as of December 31, 2008, page 11

3.   We do not see where you have included an adjustment for (b) - Recording the amortization of debt discount for the quarter ended December 31, 2008 within the reconciliation. Please revise as appropriate.

Item 3. Controls and Procedures, page 30

4.   We reissue prior comment 11 in our letter dated May 20, 2009. We note the continuing disclosure in the amended Form 10-Q that you have included a report on internal control over financial reporting and that management's report was not subject to attestation by your registered public accounting firm. Since you did not include a report on internal control over financial reporting within the Forms 10-QSB, please tell us why you have included such disclosures in the filing.

Form 10-Q for the fiscal quarter ended March 31, 2009

Note 3. Related Party Transactions, page 7

5.   We see that you recorded income for forgiveness of debt by a company owned and operated by your Chief Executive Office. Please tell us why the forgiveness of debt should not be treated as a capital transaction under footnote 1 of APB 26. Please also refer to SAB 79. That is, please discuss the basis in GAAP to explain why shareholder did not make a contribution to capital upon agreeing to waive the amounts due them.

Item 3. Controls and Procedures, page 21

Disclosure Controls

6.   We do not see where you have concluded if your disclosure controls and procedures are effective as of March 31, 2009. Please amend your filing to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

7.   In this regard, we see that material weaknesses existed as of December 31, 2008. To the extent that you believe that disclosure controls and procedures are effective at March 31, 2009, please revise to disclose how you remediated the material weaknesses identified at December 31, 2008 such that disclosure controls and procedures is now effective at March 31, 2009.

Changes in Internal Controls

8.   We note your disclosure that "no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act) occurred during the quarter ended March 31, 2009." In future filings, including any amendment, please revise the disclosure concerning changes in internal control over financial reporting to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter *that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting*, consistent with the language of amended Item 308(c) of Regulation S-K. In this disclosure, you should include a discussion of any remediation efforts that have taken place to correct the material weaknesses identified in your internal control over financial reporting at September 30, 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment and response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions.   In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief